Omega Navigation Enterprises, Inc.

IMPORTANT ANNUAL MEETING INFORMATION

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## Electronic Voting Instructions

**You can vote by Internet or telephone!**
**Available 24 hours a day, 7 days a week!**

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

**Proxies submitted by the Internet or telephone must be received by 2:00 a.m., Central Time, on December 21, 2010.**

### Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/ONAV**
- Follow the steps outlined on the secured website.

### Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Class A Directors:

| | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|
| 01 - Robert J. Flynn * | ☐ | ☐ | 02 - Shariq Azhar * | ☐ | ☐ |

* each to serve until the 2013 Annual Meeting of Shareholders

| | For | Against | Abstain |
|---|---|---|---|
| 2. Proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountant S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010. | ☐ | ☐ | ☐ |

### B Non-Voting Items

**Change of Address** — Please print new address below.

### C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

ONE

Omega Navigation Enterprises, Inc.

## Proxy

## Annual Meeting of Shareholders — December 21, 2010

### Proxy Solicited by Board of Directors

The undersigned shareholder hereby appoints George Kassiotis and Gregory McGrath, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Omega Navigation Enterprises, Inc. ("Omega") that the undersigned is entitled to vote at the Annual Meeting of Shareholders of Omega to be held on Tuesday, December 21, 2010 at 10:00 a.m. local time at the offices of Omega, 61 Vasilisis Sofias Ave, Athens 115 21 Greece, and at any and all adjournments thereof, as indicated herein.

**THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE AND TWO AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.**

**If you vote by telephone or the Internet, please DO NOT mail back this proxy card.**

**PLEASE SIGN ON REVERSE**